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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48724

RECEIVED
FEB 2 6 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2013___ AND ENDING___12/31/2013___

　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___295 N. Hubbards Ln Suite 203___

　　　　　　　　　　　　　　　(No. and Street)

___Louisville___　　　　　　___KY___　　　　　___40207___

　　(City)　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___John J. Hunter, Jr.___　　　　　　　　　　　　　　　___502-895-3535___

　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Mountjoy Chilton Medley___

　　　　　　　　　　(Name – *if individual, state last, first, middle name*)

___2000 Meidinger Tower 462 South 4th St___　　___Louisville___　　　___KY___　　　___40202___

　　　　(Address)　　　　　　　　　　　　　　(City)　　　　　　(State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John J. Hunter, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Churchill Financial, LLC_____ , as of __12/31_____ , 20 13____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


John J. Hunter
Signature

__Vice President_____
Title


_____Teresa B. Hall_____
Notary Public   My commission expires on October 28, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Churchill Financial, LLC

December 31, 2013

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Chicago Regional Office
David A. Glockner, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

FINRA/Financial Operations

Churchill Financial, LLC

Contents



Independent Auditor's Report

To the Members
Churchill Financial, LLC

We have audited the accompanying financial statements of Churchill Financial, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1


an independent member of
BAKER TILLY
INTERNATIONAL

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900

888.587.1719 | www.mcmcpa.com

Kentucky

Indiana

Ohio

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Churchill Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 21, 2014

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Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2013

ASSETS

Cash and equivalents	$	194,968
Deposits with clearing firms		107,495
Receivable from brokers and dealers		256,472
Prepaid expenses		35,767
Fixed assets, net of accumulated depreciation of $42,432		67,934
Total assets	$	662,636

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	45,681
Members' equity		616,955
Total liabilities and members' equity	$	662,636

See accompanying notes.
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Churchill Financial, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues:

Commissions	$	3,461,922
Investment advisory fees		46,371
		3,508,293

Expenses:

Clearing fees	716,626
Occupancy and equipment rental	26,846
Compensation costs and guaranteed payments to partners	894,313
Other operating expenses	249,851
	1,887,636

Income Before Income Taxes		1,620,657
Income Tax Expense		66,253
Net income	$	1,554,404

See accompanying notes.
4

Churchill Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Balance, beginning of year	$	412,551
Net income		1,554,404
Distributions		(1,350,000)
Balance, end of year	$	616,955

Churchill Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:

Net income	$	1,554,404
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		23,171
(Increase) in operating assets:		
Deposits with clearing firms		(786)
Receivable from brokers and dealers		(42,309)
Prepaid expenses		(8,999)
Increase in operating liabilities:		
Accounts payable and accrued expenses		1,626
Net cash provided by operating activities		1,527,107
Cash flows from investing activities:		
Purchase of fixed assets		(44,324)
Net cash used in investing activities		(44,324)
Cash flows from financing activities:		
Member distributions		(1,350,000)
Net cash used in financing activities		(1,350,000)
Net increase in cash and equivalents		132,783
Cash and equivalents, beginning of year		62,185
Cash and equivalents, end of year	$	194,968

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP for non-governmental entities.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2013.

Churchill Financial, LLC
Notes to Financial Statements, Continued
For the Year Ended December 31, 2013

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2010-2012 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to $500 for the year ended December 31, 2013.

Subsequent Events

The Company evaluated events through the date on which the financial statements were available to be issued and no additional disclosures were required.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2013 or the procedures followed in making the periodic computation required. At December 31, 2013, the Company had net capital of $508,156 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0.0899 to 1 at December 31, 2013. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc. The Company's offices were located in the offices of Cullinan Associates, Inc. through June 2012. In November 2012, the Company entered into a five year lease agreement as assignee, under a lease agreement that Cullinan Associates, Inc. has with a lessor (see Note 6). Therefore no occupancy or equipment rental costs were paid directly to Cullinan Associates, Inc. during the year ended December 31, 2013.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $143,446 of Company contributions during the year.

Note 6 – Operating Leases

In November 2012, the Company entered into a five year lease agreement as assignee, under a lease agreement that Cullinan Associates (See Note 4) has with a lessor. This operating lease requires monthly lease payments of $2,204 per month in advance, rising annually during the term of the lease from November 2012 to October 2017. Future minimum rent payments required under this lease are as follows:

2014	$27,643
2015	28,395
2016	29,146
2017	24,863
Total	$110,047

The amount charged to rent expense under this lease was $26,846 during the year ended December 31, 2013.

Supplementary Information

Schedule I

Churchill Financial, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Net capital:

Total members' equity	$	616,955
Deduct non-allowable assets and excess fidelity bond deductible	$	108,799
Net capital before haircuts on securities positions (tentative net capital)		508,156
Haircuts on securities positions		0
Net capital	$	508,156

Aggregate indebtedness:

Accounts payable and accrued expenses	$	45,681
Total aggregate indebtedness	$	45,681

Computation of basic net capital requirement:

Minimum net capital required	$	5,000
Excess net capital	$	503,156
Ratio: aggregate indebtedness to net capital		0.0899 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	508,156
Net capital per above	$	508,156

See accompanying independent auditor's report.
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CPAs & Advisors

<u>Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3</u>

To the Members
Churchill Financial, LLC

In planning and performing our audit of the financial statements of Churchill Financial, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

12


an independent member of
BAKER TILLY
INTERNATIONAL

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900

888.587.1719 | www.mcmcpa.com

Kentucky

Indiana

Ohio

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

13

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louisville, Kentucky
February 21, 2014

14